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                                                 File No. 70-9115

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                         AMENDMENT NO.3

                          TO FORM U-1

                   APPLICATION OR DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    Monongahela Power Company
                    1310 Fairmont Avenue
                    Fairmont, WV  26554

                    The Potomac Edison Company
                    10435 Downsville Pike
                    Hagerstown, MD  21740-1766





(Name of company or companies filing this statement and addresses of principal executive offices)


                         Allegheny Energy, Inc.



(Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esq.
                         Vice President
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740



(Name and address of agent for service)


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1.   Applicants  hereby  amend Item No.  1.  Description  of

     Proposed Transaction by deleting it in its entirety and

     substituting the following therefor:



     The proposed transactions involve the issuance of notes

by Monongahela Power Company ("Monongahela")and The Potomac

Edison Company ("Potomac Edison"), (collectively, the

"Companies") to support the contemporaneous issuance of

pollution control revenue bonds by The County Commission of

Pleasants County, West Virginia (the "County Commission").

The proceeds from the bonds will be used to effect the

redemption of presently outstanding pollution control

revenue bonds, all of which are Series A Bonds.  The issued

by the County Commission in 1977 in the following amounts

and with the following interest rates: (i) $30,000,000

principal amount Pollution Control Revenue Bonds (The

Potomac Edison Company Pleasants Power Station Project),

1977 Series A, 6.3%; (ii) $14,500,000 principal amount

Pollution Control Revenue Bonds (Monongahela Power Company

Pleasants Power Station Project), 1977 Series A, 6 3/8% ;

and (iii) $3,000,000 principal amount Pollution Control

Revenue Bonds (Monongahela Power Company Pleasants Power

Station Project), 1977 Series A, 6 3/8% (collectively, the

"Series A Bonds").  Due to the change in interest rates

since the time that the Series A Bonds were originally

issued, the County Commission proposes to refund all Series

A Bonds by issuing one new series of pollution control

revenue bonds for each of the Companies (collectively, the

"Series D Bonds") at a lower interest rate.  The Companies

request authority from the Securities and Exchange

Commission ("Commission") to enter into new long-term

promissory notes insofar as the terms and conditions of the

long-term bonds to be issued by the County Commission affect the payments to be made by the Companies under the current

long-term promissory notes presently outstanding.  The

presently outstanding


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Series A notes will be canceled and

new notes will be entered into to reflect the new terms.

          A.   Background


          On November 1, 1977,  the Commission authorized

Monongahela, Potomac Edison and West Penn Power Company

("West Penn") to issue notes in connection with the tax

exempt financing by the County Commission of certain air and water pollution control equipment and facilities at the

Companies'  Pleasants Power Station located in Pleasants

County, West Virginia (the "Pleasants Station").  (HCAR

20604)   The Pleasants Station is jointly owned by

Monongahela, Potomac  Edison and West Penn in the following

undivided percentages:  Monongahela 25%, Potomac Edison 30%

and West Penn 45%.  In 1978 and 1979 (HCAR Nos. 20672 and

20925), the Commission authorized Monongahela, Potomac

Edison and West Penn to issue notes aggregating $77,500,000

(the "Series B Notes"), corresponding to the Series B

Pollution Control Revenue Bonds issued by the County

Commission.  Monongahela, Potomac Edison and West Penn

entered into the second phase of a financing plan to provide additional money for the installation of pollution control

equipment and facilities at the Pleasants Station.  The

pollution control equipment and facilities at the Pleasants

Station (Facilities) included (i) electrostatic

precipitators for the removal of particulates from flue

gases, together with related fly ash handling and storage

facilities, (ii) wet scrubber systems for removal of sulfur

dioxide from flue gases, (iii) a lime unloading, handling

and feed system related to the scrubbers, (iv) a slurry

dewatering system and a sludge processing and disposal

system to treat and dispose of the sludge from the

scrubbers, (v) a portion of the cooling towers and related

facilities, (vi) waste water treatment facilities, (vii) a

sewage treatment plant, and (viii) facilities for the

removal and disposition of solid wastes,


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principally fly ash and bottom ash, and associated equipment and certain real estate.  The Facilities have been completed.



     On May 11, 1994, Monongahela, Potomac Edison and West

Penn were authorized to issue new pollution control revenue

notes (the "Series C Notes") aggregating $77,500,000.  (HCAR

26051)  The County Commission issued its  Series C Pollution

Control Revenue Bonds, the proceeds of which were used to

redeem its Series B Pollution Control Revenue Bonds . (HCAR

26051)  The Series B Notes were canceled as part of this

transaction.



          B.   Requested Authorization

          The County Commission proposes to issue

$47,500,000 aggregate principal amount in two new series of

long-term bonds (each series to be designated as "Series D

Bonds", collectively hereinafter referred to as the "Series

D Bonds"), the proceeds of which will be used to refund the

County Commission's Series A Bonds presently outstanding,

which correspond to rates issued by Monongahela and Potomac

Edison.

          Monongahela and Potomac Edison request authority

through December 31, 2002 to enter into the proposed

transaction and to issue new promissory notes.  The Series D

Bonds will be issued under a supplemental trust indenture

with a corporate trustee, approved by the Companies, and

sold at such time, at such interest rate and for such price

as shall be approved by the Companies.  However, the

interest rate for each series of Series D Bonds will not

exceed the interest rate of the corresponding series of

Series A Bonds presently outstanding.  The timing of the

financing will depend upon a subjective determination by the

Companies of market conditions.  The Series D Bonds will

mature no later than the year 2020.


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          Each Company will deliver concurrently with the

issuance of the Series D Bonds, its non-negotiable Pollution

Control Note (collectively, the "Notes") corresponding to

such series of Bonds in respect of principal amount,

interest rate and redemption provisions (which may include a special right of the holder to require the redemption or

repurchase of the Bond at stated intervals) and having

installments of principal corresponding to any mandatory

sinking fund payments and stated maturities.  The Notes will be secured by a second lien on the Facilities and certain

other properties, pursuant to the Deed of Trust and Security

Agreement dated November 1, 1977, as supplemented by a First

Supplement thereto dated August 1, 1978 as to West Penn and

Potomac Edison and a First Supplemental thereto dated

February 1, 1979 as to Monongahela, delivered by the

Companies to the trustee creating a mortgage and security

interest in the Facilities and certain other property

(subject to the lien securing each Company's first mortgage

bonds).  Payment on the Notes will be made to the Trustee

under the Third Supplemental Indentures to be entered into

between the Companies and the Trustee, described below, and

shall be applied by the Trustee to pay the maturing

principal and redemption price of and interest and other

costs on the Series D Bonds as the same become due.  Each

Company also proposes to pay any trustees' fees or other

expenses incurred by the County Commission.


          It is expected that the County Commission will

engage an underwriter or underwriters to provide financial

advice and underwrite the sale of the Series D Bonds.  Fees,

commissions and expenses of the underwriters and legal

counsel in connection with the proposed transaction will be

filed by amendment.  The Companies have been informed that

the County Commission has legal authority to issue tax

exempt revenue bonds in accordance with the proposed

documents and the Companies understand that legal opinions

to that effect will be


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delivered to appropriate parties at,

or prior to, the closing date.  The Series D Bonds will be

in registered form and initially will be registered in the

name of Cede & Co., as nominee for The Depository Trust

Company, New York, New York.  The Series D Bonds will bear

interest semi-annually at rates to be determined.  The

Series D Bonds will be issued pursuant to supplemental

indentures which will provide for parameters to be

determined.  The supplemental indentures will also provide

that all of the proceeds from the sale of the Series D Bonds by the County Commission must be applied to the cost of the

Facilities, including the cost of refunding the Series A

Bonds.





          The Series D Bonds will be secured by the Notes

and will be supported by various covenants of each Company

contained in the original Pollution Control Financing

Agreement dated as of November 1, 1977, copies of which have previously been filed in File No. 70-6179.



           Applicants  desire  to  consummate  the  proposed

transactions  and refund the Series A Bonds to  provide  the lowest cost of permanent financing for non-revenue-producing pollution  control equipment which the Companies  have  been

required  to  install to meet environmental standards.   The

Companies have been advised that the annual interest rate on tax  exempt bonds has been approximately 1% to 3% lower than the  interest  rate  on  taxable obligations  of  comparable quality,  depending upon the type to be sold by  the  County

Commission.



Compliance with Rule 54


     Rule 54 provides that in determining whether to approve

certain  transactions  other  than  those  involving  exempt wholesale  generators ("EWGs") or foreign utility  companies

("FUCOs"),  as defined in the


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1935 Act, the Commission  will

not consider the effect of the capitalization of earnings of any  subsidiary which an EWG or FUCO if Rule 53(a), (b)  and

(c)  are satisfied.  The requirements of Rule 53(a), (b) and

(c) are satisfied.



      Rule  53(a)(1):   The parent company  of  Monongahela,

Potomac Edison and West Penn, Allegheny Energy, Inc., has an

indirect subsidiary (AYP Energy, Inc.) that is an  EWG.   As

of  September 30, 1997, Allegheny Energy, Inc.  through  its subsidiary,  AYP Capital, Inc. had invested  $18,625,195  in

AYP Energy, Inc.  This investment represents less than 2% of

the  average  of  the  consolidated  retained  earnings   of

Allegheny  Energy, Inc. reported on Form 10-K or Form  10-Q,

as  applicable,  for  the  four consecutive  quarters  ended

September 30, 1997.



      Rule  53(a)(2):  AYP Energy, Inc. will maintain  books

and  records  and  make  available  the  books  and  records required by Rule 53(a)(2).



     Rule 53(a)(3):  No more than 2% of the employees of the

public utility subsidiaries of Allegheny Energy, Inc.  will,

at  any one time, directly or indirectly, render services to

AYP Energy, Inc.



      Rule  53(a)(4):  Allegheny Energy, Inc. will submit  a

copy  of Item 9 and Exhibits G and H of Form U5S to each  of the  public service commissions having jurisdiction over the retail rates of its public utility subsidiaries.



      Rule 53(b)(1):  Neither Allegheny Energy, Inc nor  any

subsidiary  of Allegheny Energy, Inc is the subject  of  any pending bankruptcy or similar proceeding.


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       Rule   53(b)(2):  Allegheny  Energy,  Inc's   average

consolidated  retained earnings for  the  four  most  recent quarterly  periods ($1,012,694,000) represented an  increase

of   approximately  $26,004,000  (or  3%)  in  the   average

consolidated  retained  earnings  from  the  previous   four

quarterly periods ($986,690,000).



      Rule  53(b)(3):  For the twelve months ended September

30,  1997,  there  were  losses attributable  to  direct  or indirect  investments  in EWGs or FUCOs  in  the  amount  of

$13,171,368 (AYP Energy).



      Rule  53(c):  Rule 53(c) is inapplicable  because  the

requirements of Rule 53(a) and (b) have been satisfied.



2.   Applicants hereby amend Item No. 3 Applicable Statutory

     Provisions by deleting it in its entirety and substituting the following therefor:



                      The  Companies  are  informed  by

          counsel that the proposed transactions may be

          subject to Sections 6(a) and 7 of the  Public

          Utility Holding Company Act of 1935.



3.   Applicants hereby amend Item 4 Regulatory Approval by

deleting it in its entirety and substituting the following

therefor:



           The proposed financing transactions will  be

     authorized  by the Public Utilities Commission  of

     Ohio,  as to Monongahela's participation;  by  the

     Public  Utility Commission of Pennsylvania  as  to

     such  participation by West Penn; and by the State

     Corporation Commission of Virginia


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     and the  Public Service  Commission  of  Maryland  as

     to  Potomac Edison's  participation and are  therefore  exempt under  Rule  52(a).  The Public Service Commission

     of  West Virginia does not have jurisdiction  over

     the financing aspects of the transaction. However,

     it does have jurisdiction over the transfer of any

     interest  in  the facilities that act as  security

     for  the  notes.   Therefore, the  Securities  and

     Exchange  Commission  has  jurisdiction  over  the

     participation  by Monongahela and  Potomac  Edison

     insofar  as  the transfer of any interest  in  the

     facilities  is  concerned.  No regulatory  agency,

     other than those named, has jurisdiction over  the

     proposed transactions.



4.   Applicants  hereby  amend  Item  No.  6  Exhibits   and

     Financial Statements by filing herewith the following:


          (a)  Exhibits

               D-1       Potomac Edison's Application to the
                         Maryland Public Service Commission.

               D-4       Potomac Edison's Application to the
                         Virginia State Corporation Commission.

               D-5       No-Action Letter of the Public Service
                         Commission of West Virginia regarding
                         Monongahela's and Potomac Edison's Application.

               D-6       Order of the Maryland Public Service Commission.

               D-8       Order of the Pennsylvania Public Utility
                         Commission.

               D-9       Order of the Virginia State Corporation
                         Commission.


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                                SIGNATURE

      Pursuant  to  the requirements of the  Public  Utility

Holding Company Act of 1935, the undersigned companies  have duly  caused this statement to be signed on their behalf  by the undersigned thereunto duly authorized.

                              MONONGAHELA POWER COMPANY


                              By /s/ Robert R. Winter
                                     Robert R. Winter
                                  Vice President, Legal Services


                              THE POTOMAC EDISON COMPANY


                              By /s/ Robert R. Winter
                                     Robert R. Winter
                                  Vice President, Legal Services


Dated:  December 19, 1997